NISA Investment Advisors, L.L.C.

Code of Ethics

Introduction

The Chief Compliance Officer shall provide a copy of the Compliance Manual and any amendments thereto to all employees. The Chief Compliance Officer shall maintain an electronic version of the Compliance Manual that is accessible to all employees on the NISAnet.

All employees shall certify receipt of the policies in the Compliance Manual.

The Chief Compliance Officer shall review this manual at least annually. NISA’s General Counsel shall advise the Chief Compliance Officer of changes in laws, rules and regulations that may impact NISA’s business and/or compliance policies. The Chief Compliance Officer shall amend these policies as appropriate within a reasonable time following changes in laws, rules and regulations, and as changes occur in NISA’s business, policies and procedures.

All employees have an affirmative duty to report violations of any of the policies in the Compliance Manual, including those committed by others. The employee shall report such violations to the Chief Compliance Officer, General Counsel or President.

Employees shall be forthcoming, whether voluntarily or upon request of the President, Chief Compliance Officer or General Counsel, related to potential violation of these policies. Furthermore, the employee shall not knowingly withhold relevant information.

(02/2013)

NISA Investment Advisors, L.L.C.

Code of Ethics

Standards of Professional Conduct

The following is a general overview of the standards expected of all employees. Many of these standards are explained and expanded in further detail in other sections of this Compliance Manual. If policies overlap or conflict, the employee shall abide by the more stringent standard. Since these policies are generally adapted from the CFA Institute Code of Ethics and Standards of Professional Conduct, not all of these policies may be applicable to all or any employees.

I.	Overview

A.	The employee shall:

•	Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, employer, employees, colleagues in the investment profession, and other participants in the global capital markets.

•	Place the interests of clients and integrity of the investment profession above his or her own personal interests.

•	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

•	Practice and encourage others to practice in a professional and ethical manner that will reflect credit on themselves and the profession.

•	Promote the integrity of, and uphold the rules governing capital markets.

•	Maintain and improve his or her professional competence and strive to maintain and improve the competence of other investment professionals.

B.	Whistleblower

The purpose of this policy is to provide protections for employees who, in good faith, report concerns regarding NISA’s business activities or the activities of NISA employees that may be illegal, unethical, dishonest or in contravention of NISA’s policies.

A “Whistleblower” as defined by this policy is a NISA employee who reports an activity that he or she believes to be illegal, unethical, dishonest or in contravention of NISA’s policies or an employee who, in the course of an investigation of alleged illegal, unethical or dishonest activity, provides information requested by those investigating such allegations.

If an employee has knowledge of, or a concern about, any illegal, unethical or dishonest activity or any activity that contravenes NISA’s policies, the employee shall contact his or her immediate supervisor, the President, General Counsel, Chief Compliance Officer, Manager, Human Resources or a NISA Ombudsperson. (NISA’s Ombudspersons are listed in the Employee Handbook, Section I.b.)

A Whistleblower is entitled to confidentiality to the extent practical, and to protections from reprisal or retaliation as a result of reporting such allegations or cooperating in the investigation of such allegations. The confidentiality of a Whistleblower shall be maintained to the extent practical and consistent with NISA’s obligations and the need to undertake a full and fair investigation of the matter. Further, no NISA employee shall retaliate against a Whistleblower. This includes, but is not limited to, protection from retaliation in the form of an adverse employment action such as termination, compensation decreases, poor work assignments and/or threats of physical harm.

Any Whistleblower who believes he or she is being retaliated against must contact the President, General Counsel, Chief Compliance Officer, Manager, Human Resources or a NISA Ombudsperson immediately. The right of a Whistleblower to protection against retaliation does not include immunity for any personal wrongdoing on the part of the Whistleblower that may have occurred, whether related to the activity in question or otherwise.

Any reports from employees of alleged illegal, unethical or dishonest activities or an activity that contravenes NISA’s policies shall be promptly submitted to the General Counsel, who shall coordinate the investigation, reporting and resolution of the matter.

An employee who knowingly files a false report of wrongdoing shall be subject to discipline up to and including termination.

Any questions regarding this policy should be directed to the Manager, Human Resources.

II.	Standards of Professional Conduct

A.	Professionalism

1.	Knowledge of the Law

The employee shall understand and comply with all applicable laws, rules, and regulations of any government, regulatory organization, licensing agency, or professional association governing his or her professional activities. In the event of conflict, the employee shall comply with the more strict law, rule, or regulation. The employee shall not knowingly participate or assist in, must dissociate from, and must notify the Chief Compliance Officer, General Counsel or President of any violation of such laws, rules, or regulations.

2.	Independence and Objectivity

The employee shall use reasonable care and judgment to achieve and maintain independence and objectivity in his or her professional activities. The employee shall not offer, solicit, or accept any gift, benefit, compensation, or consideration that reasonably could be expected to compromise his or her own or another’s independence and objectivity.

3.	Misrepresentation

The employee shall not knowingly make any misrepresentations relating to investment analysis, recommendations, actions, or other professional activities.

4.	Misconduct

The employee shall not engage in any professional conduct involving dishonesty, fraud or deceit, or commit any act that reflects adversely on NISA’s or his or her professional reputation, integrity, or competence.

B.	Integrity of Capital Markets

1.	Material Nonpublic Information

If the employee possesses material, nonpublic information that could affect the value of an investment, he or she shall not act or cause others to act on the information. Refer to the Insider Trading Prevention and Detection policy for additional information.

2.	Market Manipulation

The employee shall not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants. The employee shall not knowingly spread false information about a security, security issuer or market development. The employee shall not engage in any manipulative or deceptive behavior designed to harm the public interest or investors.

C.	Duties to Clients

1.	Loyalty, Prudence, and Care

The employee has a duty of loyalty to NISA’s clients and must act with reasonable care and exercise prudent judgment. In performing its investment management duties, the employee shall act for the benefit of NISA’s clients and place NISA’s clients’ interests before NISA’s or his or her own interests. In relationships with clients, NISA shall determine the applicable fiduciary duty and the employee shall comply with such duty to clients and interests to whom it is owed.

2.	Fair Dealing

The employee shall deal fairly and objectively with all clients when providing investment analysis, making investment recommendations, taking investment action, or engaging in other professional activities.

3.	Suitability (Note – generally, only item a.(3) and b. apply to NISA employees)

a.	Each employee understands that the advisory relationship with a client is between NISA and the client. Accordingly, if it is within such employee’s responsibilities at NISA, he or she must:

(1)	Make a reasonable inquiry into a client’s or prospective client’s investment experience, risk and return objectives, and financial constraints prior to making any investment recommendation or taking investment action, and must reassess and update this information regularly.

(2)	Determine that an investment is suitable to the client’s financial situation and consistent with the client’s written objectives, mandates, and constraints before making an investment recommendation or taking investment action.

(3)	Judge the suitability of investments in the context of the client’s Guidelines.

b.	When the employee is responsible for managing a portfolio to a specific mandate, strategy, or style, he or she shall only make investment recommendations or take investment actions that are consistent with the stated objectives and constraints of the portfolio.

4.	Performance Presentation

When communicating investment performance information, the employee shall make reasonable efforts to determine that it is fair, accurate, and complete as further detailed in the Performance Distribution policy.

5.	Preservation of Confidentiality

The employee shall keep information about current, former, and prospective clients confidential unless:

a.	The information concerns illegal activities on the part of the client or prospective client.

b.	Disclosure is required by law, a court or a regulatory agency.

c.	The client or prospective client permits disclosure of the information.

d.	Directed by the President, General Counsel or Chief Compliance Officer to disclose such information. See the Confidentiality policy for more information.

D.	Duties to Employer

1.	Loyalty

In matters related to his or her employment, the employee shall act for the benefit of NISA and not deprive NISA of the advantage of his or her skills and abilities, divulge confidential information, or otherwise cause harm to NISA.

2.	Additional Compensation Arrangements

The employee shall not accept gifts, benefits, compensation, or consideration that competes with, or might reasonably be expected to create a conflict of interest with, NISA’s interest. See the Gift policy for more information.

3.	Responsibilities of Supervisors

The employee shall make reasonable efforts to detect and prevent violations of applicable laws, rules, regulations, and the Code of Ethics by anyone subject to his or her supervision or authority. See the Supervisory Duties policy for more information.

E.	Investment Analysis, Recommendations, and Action

1.	Diligence and Reasonable Basis

The employee shall, as appropriate:

a.	Exercise diligence, independence, and thoroughness in analyzing investments, making investment recommendations, and taking investment actions.

b.	Have a reasonable and adequate basis, supported by appropriate research and investigation, for any investment analysis, recommendation, or action.

2.	Communication with Clients and Prospective Clients

The employee shall:

a.	Disclose to clients and prospective clients the basic format and general principles of the investment processes used to analyze investments, select securities, and construct portfolios, and must promptly disclose any changes that might materially affect those processes.

b.	Use reasonable judgment in identifying which factors are important to his or her investment analyses, recommendations, or actions, and include those factors in communications with clients and prospective clients.

c.	Distinguish between fact and opinion in the presentation of investment analysis and recommendations.

3.	Record Retention

The employee shall develop and maintain appropriate records to support his or her investment analysis, recommendations, actions, and other investment-related communications with clients and prospective clients.

F.	Conflicts of Interest

1.	Disclosure of Conflicts

The employee shall make full and fair disclosure to the President, General Counsel or Chief Compliance Officer of all matters that could reasonably be expected to impair his or her independence and objectivity or interfere with respective duties to NISA, NISA’s clients and NISA’s prospective clients. The employee shall verify that such disclosures are prominent, are delivered in plain language, and communicate the relevant information effectively.

2.	Priority of Transactions

Investment transactions for clients and employers must have priority over investment transactions in which the employee has a beneficial interest.

3.	Referral Fees

The employee shall disclose to the Legal or Compliance Group, clients, and prospective clients, as appropriate, any compensation, consideration, or benefit received from, or paid to, others for the recommendation of products or services.

(02/2013)

NISA Investment Advisors, L.L.C.

Code of Ethics

Insider Trading Prevention and Detection

I.	Overview

Trading financial instruments, whether for a personal account or for NISA’s clients, while in possession of material, nonpublic information, or improperly communicating that information to others, may expose the employee personally to criminal, civil and/or other stringent penalties.

The prohibition on trading while in possession of material, nonpublic information applies to all investors.

If an employee is uncertain about the application, meaning or interpretation of a term in this policy in a particular circumstance, he or she should direct any questions to the General Counsel or Chief Compliance Officer. The employee shall promptly notify the General Counsel or Chief Compliance Officer if the employee has any reason to believe that a violation of this policy has occurred or is about to occur, or if the employee believes he or she may be in possession of material, non-public information.

II.	General Policy on Insider Trading

The employee shall not trade, either personally or on behalf of others (including accounts managed by NISA), while in possession of material, nonpublic information. Furthermore, the employee shall not communicate material, nonpublic information to anyone other than the General Counsel or Chief Compliance Officer, as described in this policy.

A.	What is Material Information?

Information is “material” when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this is information that, if disclosed, would likely affect the price of a company’s financial instruments.

Information related to the market for financial instruments (including for example, holdings and transactions) may be material. Similarly, prepublication knowledge regarding upcoming reports about a company, industry, market, etc. may also be material.

B.	What is Nonpublic Information?

Nonpublic information is information that is not publicly available. Information is “public” when it has been broadly disseminated and after sufficient time has passed for the investing public to absorb such information. Tangible evidence of such dissemination is the best indication that the information is public. Examples of such evidence include public filings with the SEC or other governmental agency, a press release published in a widely circulated publication such as Bloomberg or the Wall Street Journal.

Examples of how material, nonpublic information may be obtained

1.	Research

An employee may obtain material, nonpublic information from company representatives, research analysts, credit rating services, etc.

2.	Client Services

An employee may obtain material, nonpublic information from clients, prospective clients or consultants. For example, NISA’s public company client or potential client could disclose to a NISA employee news or strategies related to the company that have not been disclosed publicly.

3.	Other relationships

An employee may obtain material, nonpublic information in a manner that is not related to the employee’s duties at NISA or NISA’s relationship to the client.

4.	Tender Offers

The employee shall exercise particular caution if he or she becomes aware of nonpublic information relating to a tender offer.

The employee shall not take any action or disclose such information to anyone other than the Chief Compliance Officer or General Counsel. This degree of caution is designed to protect the employee, NISA’s clients and NISA.

III.	Procedures to Implement the Policy on Insider Trading

The following procedures have been established to aid NISA employees in avoiding insider trading, and to aid NISA in preventing, detecting and imposing sanctions against insider trading.

A. Access to Material, Nonpublic Information

If an employee thinks that he or she might be in possession of material, nonpublic information, the employee shall take all of the following steps:

1.	Report the information promptly to General Counsel or Chief Compliance Officer, regardless of whether a trade is contemplated by the employee or others.

2.	Do not communicate the information to anyone, other than to the General Counsel or Chief Compliance Officer.

3.	Do not transact in related instruments for any account, including accounts managed by NISA.

4.	The General Counsel or Chief Compliance Officer shall review the issue and determine whether the information is material and nonpublic and, if so, what action NISA should take. The employee shall assume that such information is material, nonpublic information unless told otherwise by the General Counsel or Chief Compliance Officer.

B. Restrictions on Disclosures

Certain types of investment management assignments may increase the likelihood that information disclosed to NISA prior to or in the course of the engagement may constitute material, nonpublic information. Such engagements and prospective engagements are termed “restricted engagements.” The following procedures shall be followed in connection with each prospective or new client, or a change or additional strategy of an existing client.

The Client Services Group shall determine whether (i) the engagement is of a type in which NISA is likely to receive potentially material, nonpublic information, and (ii) the company has outstanding securities of a type that NISA could reasonably anticipate buying or selling for its clients.

1.	If neither of the above is true, or if only one is true, then the account may be set up without any additional restrictions. The Client Services Group shall continue to be aware of the potential to receive material, nonpublic information.

2.	If (i) and (ii) are true, the individual in the Client Services Group responsible for coordinating the account shall promptly notify the Legal or Compliance Group. If, after consultation with the President, the Legal or Compliance Group determines that the engagement should be a “restricted engagement,” the Chief Compliance Officer shall implement measures to secure information that may be material, nonpublic information. These procedures shall include (i) restricting access to physical files containing potentially material, nonpublic information, (ii) restricting access to computer files containing such information, and (iii) advising all employees involved in a “restricted engagement” that such engagement is restricted.

An employee with access to information related to a “restricted engagement” shall not discuss or share information for that engagement with another employee without first ascertaining that the other employee has access to such information. The employee shall conduct conversations related to potentially material, nonpublic information in private (for example, not in the general vicinity of the portfolio management group).

Periodically, the Legal or Compliance Group shall review the “restricted engagements” list to determine whether an engagement or prospective engagement may no longer need to be a “restricted engagement.”

C. No Trade or Restricted Trade Orders

NISA reserves the right at any time to specify securities for which no trading (or only limited trading) will be allowed as determined by the President, Chief Compliance Officer or General Counsel. These restrictions may be applied to trading for NISA’s clients as well as personal securities transactions, as determined by the President, Chief Compliance Officer or General Counsel. The Legal or Compliance Group shall communicate these restrictions to the appropriate employees, as determined by the Chief Compliance Officer or General Counsel.

(02/2013)

NISA Investment Advisors, L.L.C.

Code of Ethics

Personal Securities Transactions

I.	Overview

Because the employee’s personal securities transactions may conflict with NISA’s duty to its clients, the Chief Compliance Officer shall monitor the personal securities transactions of all employees and Related Persons (as defined below). The Chief Compliance Officer shall review the reports submitted in accordance with this policy.

The President, Chief Compliance Officer or General Counsel may place limits on trading or may prohibit trading in any security at any time without advance notice.

NISA shall not be responsible for and shall not compensate employees for any loss incurred as a result of this policy.

It is not possible for this policy to cover all situations. You should direct any questions on the application of this policy to a particular situation first to your supervisor and then, if necessary, to the Compliance Group.

II.	Applicability

This policy covers the following activities:

•	the employee providing advice or trading securities for accounts other than those of NISA’s clients, and

•	trading by other persons for any account in which the employee has a beneficial interest. For purposes of this policy, accounts for the following are included within the meaning of accounts in which the employee has a beneficial interest:

▪	the employee

▪	the employee’s spouse or minor children,

▪	any relative of the employee or employee’s spouse living in the same household as the employee, or

▪	any other person if the employee obtains benefits substantially equivalent to those of ownership from the account(s) of such person.

Any reference to spouse or child includes persons whose relationship to the employee is similar to that of a spouse or child.

III.	Definitions – The following definitions apply for purposes of this policy.

Security – any interest or instrument commonly known as a security, whether debt, equity, or commodities, including but not limited to, options and futures on such instruments. Most investments are likely to be considered a Security for this policy.

Note: Investments in a 529 Plan (e.g., Missouri’s “MOST”), are investments in a municipal security issued by that state. However, for purposes of this policy, 529 Plan investments are not considered Securities if purchased directly from the state. If the employee purchases the investment directly from a Broker, it is a Security.

Reportable Security – any Security except the following: shares of open-end investment companies (mutual and money market funds), direct obligations of the U.S. Government, and high quality short-term investments, commercial paper, bankers’ acceptances, certificates of deposit, and 529 Plan investments purchased directly from a Broker.

Related person – the owner of an account covered by this policy as described in Section II. above or any person other than a Third Party Fiduciary who exercises discretion over an account in which the employee has a beneficial interest.

Third Party Fiduciary - An unrelated person who manages solely on a discretionary basis an account in which the employee has a beneficial interest.

Broker – any brokerage firm, bank or other entity through which the employee or Related Person purchases or sells Securities, including a mutual fund company through which the employee purchases mutual fund shares directly.

Brokerage Account – any account with a Broker that holds Securities.

IV.	General Policies

A.	NISA prohibits the purchase and sale or sale and repurchase of the same (or similar) Reportable Security within sixty (60) calendar days. For tax planning purposes, the employee may request an exception to the 60-day rule from the Chief Compliance Officer.

Transactions resulting from automated programs (e.g., dividend reinvestments, automatic rebalancing programs) are exempt from the 60-day rule provided that the employee is acting in good faith when setting up such programs.

Any profits realized on trades that violate this policy may be required to be disgorged and will be donated to a charitable organization chosen by the Chief Compliance Officer or President.

B.	The following are prohibited:

•	Margin trading, or strategies that could result in the account being margined;

•	Short sales;

•	Orders other than “same-day” orders;

•	Holding more than one (1) percent of the outstanding securities of any one publicly traded company; and,

•	The purchase of securities issued by Energizer Holdings or shares in the American Beacon Treasury Inflation Protected Securities Fund.

C.	The employee shall not maintain an account or execute transactions with a Broker that does business with NISA without prior approval from the President or Chief Compliance Officer.

D.	An account in which the employee has a beneficial interest that is managed by a Third Party Fiduciary is not subject to the trade pre-clearance and reporting requirements described below. The employee shall, however, disclose the existence of any such account(s) and supply any related documentation as may be requested by the Chief Compliance Officer.

V.	Reporting

A.	Account Reports

The employee shall complete Appendix A – Personal Securities Account Disclosure Form within seven (7) calendar days of:

•	starting employment at NISA,

•	opening a new Brokerage Account,

•	being granted trading authority in a Brokerage Account,

•	obtaining beneficial interest (as described in II above) in a Brokerage Account, or

•	upon request from the Compliance Group, which shall be no less than annually.

The Chief Compliance Officer may request a Broker provide duplicate account statements or electronic feeds to NISA and the employee or Related Person shall consent to such request if required by the Broker. Failure to provide such consent is grounds for termination. The Chief Compliance Officer may request an employee to provide copies of account statements and the employee shall provide such copies without undue delay.

B.	Holdings and Transaction Reports

The Holdings and Transaction Reports described below shall be generated using NISA’s employee trade monitoring system. The employee shall verify that the system accurately reflects account transactions and holdings. The employee shall consult the “PST CAMRA Instructions” on the “Compliance Information” page of the NISAnet for instructions on entering transactions and holdings into NISA’s employee trade monitoring system. The employee shall report transactions and holdings for any Reportable Securities held through a security’s transfer agent or in physical form in the same manner he or she reports Reportable Securities held in a Brokerage Account.

1.	Holdings Reports

The employee shall report holdings of Reportable Securities within seven (7) calendar days of:

•	starting employment at NISA,

•	opening a new Brokerage Account,

•	being granted trading authority in a Brokerage Account,

•	obtaining beneficial interest in a Brokerage Account (described in II. above), or

•	each calendar quarter-end.

The report shall include the title and type of security, the exchange ticker symbol or CUSIP number, and number of shares.

2.	Transaction Reports

The employee shall submit a report listing all transactions in Reportable Securities for each calendar quarter within seven (7) calendar days of a quarter’s end. The report shall include:

•	the date of the transaction,

•	the title, the exchange ticker symbol or CUSIP number, coupon and maturity date,

•	number of shares,

•	trade price,

•	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition),

•	the name of the Broker with whom the transaction was effected, and

•	the date the report is submitted.

The report shall include all acquisitions and dispositions (i.e., any change in the quantity and/or security held) including, but not limited to: programs that automatically reinvest dividends, acquisition or disposition through corporate actions, gift or inheritance or through the exercise of options. The acquisition or disposition of securities through merger, acquisition or spin-offs, programs that automatically reinvest dividends, gift or inheritance do not have to be pre-approved, but must be reported.

VI.	Personal Trading in Reportable Securities

A.	The employee shall not purchase Private Placements or Initial Public Offerings of equity or equity-related securities if any member of the syndicate group is a firm with whom NISA currently does business or with whom NISA anticipates doing business as determined by the Chief Compliance Officer, General Counsel or President.

B.	The employee shall comply with the following procedures for trades and voluntary tender offers in all Reportable Securities. The steps must be completed in the order listed below. A pre-approved trade can only be executed on the day it is approved. If a pre-approved trade is not executed on the day it is approved, the pre-approval expires and the approval process described below must be repeated.

1.	The employee shall complete Appendix B - Personal Securities Transactions Approval Request Form (the “PST Approval Form”), also available on the NISAnet, prior to buying or selling any Reportable Security.

2.	The employee (unless he or she holds a title as “Director” or “Chief XX Officer” or higher) shall obtain written pre-approval for the trade(s) on the PST Approval Form from his or her supervisor. The supervisor shall approve a requested trade only if he or she reasonably believes that the employee’s trading in the security does not pose a conflict of interest with NISA’s clients. In the event the employee’s supervisor is not available to approve a trade, the employee may seek approval through the employee’s “chain of command.”

3.	The employee shall obtain written pre-approval for each trade on the PST Approval Form from the appropriate portfolio management group Director. The Director shall approve such request only if NISA does not have an order pending, does not anticipate an order on the current day or next day and has not executed an order on the current day or on the prior trading day in that particular or similar security.

4.	For trades in an Exchange Traded Fund (“ETF”), the nature of the underlying instruments shall determine which portfolio management group shall approve the transaction. If four or fewer issuers in the ETF account for more than 20% of the ETF’s market value (each, a “Concentrated Issuer”), the relevant Director shall approve the transaction only if he or she would approve a transaction in the securities of each Concentrated Issuer as described above.

5.	Once the employee’s supervisor and the appropriate Director have approved the proposed trade(s), the employee shall present the form to the Chief Compliance Officer or Assistant Chief Compliance Officer for written approval. Once approval from the Chief Compliance Officer or Assistant Chief Compliance Officer is received, the trade(s) may be executed.

6.	Once a pre-approved trade is executed, the employee shall submit the original fully completed PST Approval Form to the Compliance Group member designated on the form. The employee shall enter the trade into NISA’s employee trade monitoring system within seven (7) calendar days of trading.

(02/2013)

NISA Investment Advisors, L.L.C.

Code of Ethics

Political Contributions

Business Sponsor: President

OVERVIEW

This policy covers contributions that you, your immediate family and NISA are allowed to make to certain officials. For the purposes of this policy, the following definitions apply:

Official: is the current officeholder of any state, local or foreign office, the individual candidate seeking any state, local or foreign office or the successful candidate for any state, local or foreign office. An Official also includes any current state or local officeholder who is a candidate for federal office, for example, a Governor running for U.S. Senate. An Official does not include any individual running for federal office who does not currently hold state, local or foreign office.

Contribution: is a payment, gift, subscription, loan, advance, deposit of money or anything of value, regardless of the reason or intent for which it is given. Contributions do not include volunteering for a campaign in the manner described below.

Immediate Family – includes your spouse and minor children, any relative of yours or your spouse who lives in the same household as you, and any person whose relationship to you is similar to that of spouse or minor child. For the purposes of this policy, the term “you” or “your” includes members of your immediate family as defined above.

POLICY

Permitted Contributions: You are permitted to make a Contribution during a campaign for office of no greater than $250.00 per election to any Official for whom you are eligible to vote. Primary and general elections together are considered one election.

Prohibited Contributions: Except as specifically permitted above, all Contributions by you or NISA to any Official are prohibited. As a general rule, you may not do anything indirectly, which if done directly, would result in a violation of this policy.

PROHIBITED CONTRIBUTIONS INCLUDE, BUT ARE NOT LIMITED TO:

•	Contributions to an Official for whom you cannot vote.
•	Contributions made after the date of the election.
•	Contributions to state or local political parties.
•	Contributions to political action committees (“PACs”) of any kind, (including those organized for federal elections), without the prior approval of the Chief Compliance Officer, General Counsel or President.
•	Contributions to any Official related to transition or inaugural expenses or election or campaign debts.
•	Contributions to any Official made by any third party at your request, including, but not limited to other family members, friends, lawyers, PACs, business entities.
•	Soliciting or coordinating any third party to make a Contribution to any Official, state or local political party, or PAC. Soliciting or coordinating is defined as communicating directly or indirectly with a third party for the purpose of obtaining or arranging a Contribution from that third party.

Charitable Donations Prohibited: You are prohibited from making a Contribution to any charity at the behest of any Official without the prior approval of the Chief Compliance Officer, the General Counsel or the President.

Trade Organizations: NISA is a dues paying member of various trade organizations. These organizations may also separately sponsor a PAC. NISA’s Legal group will review these dues payments in connection with this policy.

OTHER ELECTORAL ISSUES

Ballot Initiatives: Contributions to ballot initiatives are prohibited.

Volunteering: You are permitted to volunteer for an Official’s campaign, provided your volunteering is:

•	not conducted from NISA’s offices or with any NISA property,
•	done during non-work hours,
•	done without identifying yourself as a NISA employee and
•	not in connection with fundraising or in any way conflicting with the above rule regarding soliciting Contributions.

REPORTING REQUIREMENTS

You must complete the Political Contribution Approval Request form (the “Contribution Form”) available on the NISAnet, prior to making any Contribution permitted by this policy. You must present the Contribution Form to the Chief Compliance Officer for written approval. Once approval from the Chief Compliance Officer is received, the Contribution may be made. You must submit a report listing all Contributions for each calendar quarter within seven (7) calendar days of a quarter’s end or on a date determined by the Chief Compliance Officer

Reviewed and Approved:

By: /s/ William Marshall

William Marshall

President

By: /s/ Marianne O’Doherty

Marianne O’Doherty

Chief Compliance Officer

(2/2013)

NISA Investment Advisors, L.L.C.

Code of Ethics

Gifts and Entertainment

Business Sponsor: President

OVERVIEW

Giving or receiving gifts to or from persons doing business or seeking to do business with NISA could create an actual or perceived conflict of interest. These potential conflicts of interest could raise questions as to the independence of your judgment or NISA’s judgment. The mere perception of impropriety may damage NISA’s client relationships and business reputation.

This policy applies to you, the employee, but also includes your immediate family. For the purposes of this policy, immediate family includes your spouse and any minor children, any of your relatives or your spouse’s relatives that live in the same household as you and any person whose relationship to you is similar to that of spouse or minor child.

This policy may not anticipate all possible gift or entertainment scenarios. The Chief Compliance Officer will address anything not covered in this policy on a case-by-case basis.

POLICY

You are prohibited from giving or receiving, directly or indirectly, business-related gifts, favors, entertainment, special accommodations, or other things of material value, that could place you or NISA in a compromising position, or create an actual or perceived conflict of interest. Under no circumstances are you allowed to give or accept cash or cash equivalents.

Vendor: You are prohibited from accepting anything, except as described below, from a vendor or potential vendor. A vendor is defined as an entity or employee of an entity that competes for NISA’s business, to whom NISA can direct clients’ business or that NISA could influence a client to use (“Vendor”).

You may, with the prior approval of your supervisor and at NISA’s expense for your portion, share a reasonable and customary meal or entertainment with a Vendor (collectively, “Entertainment”). Entertainment is broadly interpreted for the purposes of this policy and means as any interaction with a Vendor for which a meal, goods or services are purchased and shared.

After the Entertainment, you must promptly submit a description of the event, including those attending as well as the location of the Entertainment, to the Controller. You must also submit receipts for your share to your supervisor. Your supervisor must maintain these receipts for inspection by the Compliance Group, if needed.

You may, with the prior approval of your supervisor, accept a small token from a Vendor for providing a service to that Vendor. These tokens must be reported to the Compliance Group and the Administration Group by email. The Administration Group shall maintain a log of any tokens received from Vendors.

Client: You are prohibited from providing any gift to a client, consultant or a potential client (collectively, “Client”) with the intent of influencing the awarding or retaining of advisory contracts or recommending NISA to another party. A gift is defined as anything of monetary value, excluding Entertainment (“Gift”).

If not intending to influence the Client, you may give a Client a Gift in value equal to $100.00 in market value per year with the prior approval of the Chief Compliance Officer. These Gifts must be reported to the Compliance Group.

You may provide reasonable and customary Entertainment to Clients. This should be pre-approved by your supervisor and reported to the Controller for reimbursement. The Compliance Group will periodically, but no less than annually, review these expenditures.

A Client’s Investment Management Agreement, Investment Guidelines or other documents may prohibit or limit Gifts or Entertainment. In addition, certain laws or rules in various jurisdictions or involving a set of Clients, such as unions, may prohibit or limit Gifts or Entertainment provided to a Client. You are prohibited from knowingly violating these rules or limits. If you have questions about whether or not you may give a Gift or provide Entertainment, it is your responsibility to seek clarification from your supervisor.

Personal Gifts: You must promptly report, in writing, to the Chief Compliance Officer any personal Gift or Entertainment given to a Client.

The employee shall not give a personal Gift or provide Entertainment in excess of $150 per year to a Client without pre-approval from the President or General Counsel.

The employee shall not accept a personal gift from a Vendor without pre-approval from the President.

Charitable Contributions at the Request of a Client: You must not contribute to any charity at the request of a Client without pre-approval from the Chief Executive Officer, President or General Counsel.

Donations to Not-for-Profit Entities

You may not make a donation to a not-for-profit entity that is a Client of more than a reasonable and customary amount or that could be perceived to provide undue influence. You may donate money or goods to an educational institution that is a NISA client that you or an immediate family member attends or attended. You may also donate money or goods to a religious institution that is a NISA client including regional and national authorities of these religious institutions that you or an immediate family member attends.

Charitable donations to any other entity that is a Client must be pre-approved by the President.

All these donations must be reported to the Chief Compliance Officer.

Prohibition on Solicitation

You may not solicit Gifts or Entertainment from any business-related source for you, NISA or anyone else.

Reviewed and Approved:

By: /s/ William Marshall

William Marshall

President

By: /s/ Marianne O’Doherty

Marianne O’Doherty

Chief Compliance Officer

(2/2013)

NISA Investment Advisors, L.L.C.

Solicitation

NISA shall not compensate, directly or indirectly, third parties for introduction or referrals to clients or potential clients. For the purpose of this policy, payment includes anything of value including but not limited to any gift, subscription, loan, advance or direct deposit of money. . Solicitation shall mean communicating, directly or indirectly, for the purpose of obtaining or retaining a client.

Examples of such payments include, but are not limited to:

Payments or fees paid so that information or data about NISA will be made available by the third party to prospective clients; and

Direct or indirect payments to any person or entity as compensation for directing or influencing an entity to hire NISA.

In addition, an improper payment to gain advantage in any situation is never acceptable and exposes the employee and NISA to possible criminal prosecution. NISA expressly prohibits improper payments in all business dealings in every country around the world, to either governmental entities or the private sector. Improper payments include, but are not limited to:

•	bribes or illegal payments to obtain or retain business or any improper advantage;
•	illegal or questionable client rebates;
•	client bribes and kickbacks;
•	financial transactions that involve the manipulation of prices, sales, earnings, performance or financial data;
•	use of any commerce to pay or facilitate payment to any government official, political party, or political candidate; and
•	keeping inaccurate books and records that attempt to disguise or conceal illegal payments.

In addition, the use of any third party agents or intermediaries to facilitate any of the illegal payments or actions described above is strictly prohibited.

Improper payments should not be confused with customary and reasonable expenditures for gifts, and business entertainment directly related to the promotion of products or services or the execution of a contract. For further information, refer to the Gift policy.

(02/2013)

NISA Investment Advisors, L.L.C.

Code of Ethics

Conflicts of Interest

I.	Overview

A conflict of interest occurs when a person or organization has a private interest that may be inconsistent with its duties to another party.

An actual or potential conflict of interest may occur if, for example, an employee can influence a decision with respect to a client that may result in a benefit to a person or entity other than the client.

For the purposes of this policy, “relative” includes any child, grandchild, parent, sibling, in-law (including any child, parent or sibling of yours or your spouse’s) and person having a relationship to you or your spouse substantially similar to those listed above.

II.	Clients

The employee shall discharge his or her duties for the sole benefit of each NISA client. The employee shall avoid activities, interests, and relationships that may, or may appear to, conflict or interfere with NISA’s fiduciary duty to its clients.

The employee shall not take any action with respect to a client’s account in order to benefit any person or entity other than that client. In addition, the employee shall not favor one client at the expense of another client for any reason.

The employee shall not enter into any transactions on behalf of NISA’s clients with outside firms that could result in unusual gains for those firms. Unusual gains refers to bribes, product bonuses, special fringe benefits, unusual price breaks, and other windfalls designed to ultimately benefit NISA, the employee, a relative of the employee, or such other person or entity. Neither NISA nor the employee shall participate in programs or activities that could be interpreted to involve unusual gains without pre-approval from the President.

III.	NISA

If the employee, or a relative of the employee, has any influence on, and a conflict of interest related to, transactions on NISA’s behalf, the employee shall promptly disclose that information to the Chief Administrative Officer, Chief Compliance Officer or General Counsel. The employee shall not knowingly take any action while an unreported actual or potential conflict of interest exists.

(02/2013)

NISA Investment Advisors, L.L.C.

Code of Ethics

Outside Activities

The employee may perform outside activities as long as he or she meets the performance standards of his or her job with NISA. If NISA determines that the employee’s outside activities interfere with the employee’s job performance or the ability to meet the requirements of his or her job at NISA, NISA may ask the employee to terminate the outside activities. NISA shall judge the employee by the same performance standards as his or her peers. The employee is subject to NISA’s scheduling demands, regardless of any existing outside activities.

Employment Activities

•	The employee shall not serve on a board of directors of a company with publicly available securities outstanding without the prior approval of the President.

•	The employee shall not serve on a creditors committee for a company with publicly available securities outstanding without the prior approval of the President.

•	The employee may serve on a board of directors of a company without publicly available securities outstanding. The employee shall promptly resign from the board of directors if the entity issues a publicly available security.

•	The employee shall not obtain any outside employment without prior written approval from his or her immediate supervisor and the Managing Director or Director responsible for the employee’s functional area. The employee shall promptly report in writing outside employment to the Manager, Human Resources and the Compliance Group. In determining whether to grant such approval, the supervisor and Managing Director or Director shall consider, among other things, whether such activity constitutes or may be perceived to constitute a conflict of interest.

•	The employee shall obtain advance approval from his or her immediate supervisor and the Managing Director or Director responsible for the employee’s functional area prior to accepting any change (other than termination of employment) in outside employment activities, including a change in status or responsibilities.

Other Activities:

•	The employee may engage in other outside activities provided that such activities do not present a conflict of interest and do not pose potential harm to NISA’s reputation.

•	The employee shall not engage in any outside activity that poses or may be perceived to pose a conflict of interest.

•	The employee shall not enter into any affiliation with a business that competes with or provides services similar to those of NISA.

•	The employee shall not be registered as an advisor representative with another firm while employed by NISA.

•	The employee shall obtain the prior approval of the President before agreeing to serve on the finance, investment or similar committee for a not for profit entity.

The employee shall not receive any income or material gain from individuals or entities outside NISA for materials produced or services rendered in performing his or her job at NISA.

(02/2013)

NISA Investment Advisors, L.L.C.

Code of Ethics

Confidentiality

Protecting confidential information is vital to NISA’s interests and success. Such confidential information may include, but is not limited to, the following:

•	Client names and client lists (including former and prospective clients)

•	Client preferences, strategies and investment intentions

•	Clients’ confidential information, including any financial or related information about the client obtained from a source other than a publicly available source

•	NISA’s financial information

•	Investment intentions, activities or strategies

•	Trading or portfolio management strategies

•	Security holdings

•	Pending projects and proposals

•	Financial models, calculations, systems and processes

•	All documents created by a NISA employee or contractor

The employee shall not reveal any confidential information except to employees at NISA who need to know that information in order to carry out their duties to clients. NISA shall take care not to disclose information about any client to a third party except as necessary to establish and manage the client’s account(s), as requested or permitted by the client, as required by applicable law, regulatory agency or court of competent jurisdiction or as directed by the President, Chief Compliance Officer or General Counsel.

The employee shall disclose client information only to legitimate client representatives and shall take reasonable steps to verify that such recipient is a legitimate representative.

The employee shall promptly notify the Compliance Group upon discovering any inadvertent disclosure of confidential information (for example, sending an email containing confidential information to an unintended recipient).

The employee shall do the following to preserve the confidentiality of data and information.

•	Place all paper documents containing confidential information (including, for example: client names and data, trade data, proprietary analysis) in the bins located throughout the office designated for materials to be shredded or otherwise destroyed.

•	Shred or discard highly sensitive documents (for example, personnel data) in the locked recycling bins.

•	Store electronic storage media (for example, tapes, cds, disks) in a locked location until they can be properly erased and/or destroyed. The Information Technology staff shall be responsible for the proper disposal of such media.

All information is the sole property of NISA.

Unauthorized use of third party intellectual property or the disclosure of trade secrets may result in personal liability to the employee and disciplinary action, up to and including termination of employment.

(02/2013)

NISA Investment Advisors, L.L.C.

Supervisory Duties

Each employee with supervisory responsibility (a “Supervisor”) shall exercise reasonable supervision over those employees subject to his or her direction and supervision. In supervising such employees, the Supervisor’s goal is, among other things, to prevent, detect and correct violations of policies in this manual or other NISA policies and procedures by such persons, and to review the accuracy and completeness of each employee’s work.

NISA may take disciplinary actions, up to and including termination of employment, for a Supervisor’s failure to supervise employees subject to his or her direction and supervision. Moreover, the SEC may sanction Supervisors for failure to supervise.

Specific supervisory duties include, but are not limited to:

•	Establishing procedures (whether written or oral), and a system for applying such procedures, that are reasonably expected to prevent and detect violations of this manual and NISA’s other policies and procedures;

•	Promptly reporting violations of policies and procedures in this manual to the Chief Compliance Officer; and

•	Establishing procedures that could be reasonably expected to monitor the accurate and timely performance of each employee’s duties and responsibilities.

(02/2013)

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